Mail Stop 3561

July 19, 2005

Kathrine MacDonald, President
International Gold Corp.
885 Pyrford Road
West Vancouver, British Columbia
Canada  V7S 2A2

      RE:  International Gold Corp. ("the company")
              Amendment No. 1 to Registration Statement on
              Form SB-2
              Filed June 13, 2005
              File No.  333-123134


Dear Ms. MacDonald:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1. Please refer to our prior comment 3. Please state here that management or affiliates will/ will not purchase shares in this offering in order to reach the minimum needed.








Kathrine MacDonald
International Gold Corp.
July 19, 2005
Page 2


Our Business, page 5

2. We note the third sentence in this section, "[T]itle to the property is recorded in the name of Woodburn Holdings Ltd., a corporation owned and controlled by our president, Kathrine MacDonald." However in risk factor #11, we further note "[T]itle to the property is recorded in the name of Woodburn Holdings Ltd., a British Columbia corporation owned and controlled by Robert Baker, our secretary." Please revise the filing throughout as necessary.

Risk Factors, page 6

3. It is requested that one of the first risk factors disclose that you will not have access to your funds for a minimum of 180 days and up to a maximum of 270 days in order to reach the minimum offering.
Should the minimum not be reached during this offering period all funds will be promptly returned to you but without interest.
4. We note the disclosure in risk factor 14 that if we cease operations for any reason Woodburn Holdings Ltd, as debtor will be entitled to recover the amount of their loan ($8,683.00) before you are entitled to recover any of your equity investment if any. The Use of Proceeds section should be revised to disclose the repayment of this loan and clarify how it works. Please revise/advise.
5. Please advise if the company will do business with any affiliated consultants.

Procedures for Subscribing, page 16

6. Please provide the name and address of the person to whom a subscription agreement form and check should be submitted by prospective investors.

Business
Background, page 18

7. We note "[W]oodburn is a corporate vehicle that Mr. Baker uses to conduct a portion of his personal business." Please briefly explain.


Kathrine MacDonald
International Gold Corp.
July 19, 2005
Page 3

8. Further, please explain "[T]he claim is recorded in the name of Woodburn Holdings Ltd. to avoid paying additional fees." Specify the nature of the fees you refer to and the potential amount of those fees.

Claims, page 19

9. We note the statement here and under "Property Geology" that "[T]he property was selected by our officers and directors because Mr. Tattersall advised us that gold has been discovered on other property nearby." It would appear that a signed consent by Mr. Tattersall to be named in the registration statement should be filed as an exhibit. See Item 601(b)(23) of Regulation S-B.

Competitive Factors, page 24

10. Please refer to comment 15 in our letter dated April 12, 2005. Please provide the disclosure required by Item 101(b)(4) of Regulation S-B regarding other small gold companies with which the company competes and the methods of competition.

Background of Officers and Directors, page 29

11. Please refer to comment 16 in our letter dated April 12, 2005. Please advise whether or not there is any affiliation or relationship between Sovereign Gold Corporation and Sovereign Chief Ventures.

Prior Performance
12. We hereby reiterate the staff`s previous comments #17, #18, and
#19. We note your response that the information "has been provided" but we cannot locate where you have responded to these concerns. With regard to management`s involvement in mining/exploration companies, please fully disclose whether these companies are currently in the exploration, development or production stage, and if any of these companies are currently dormant. Disclose management`s involvement in any mining/exploration companies for the past five years. And disclose whether any of the company`s management has been involved with has been involved in an acquisition. Please fully disclose. We may have further comment upon the review of the information you provide.


Kathrine MacDonald
International Gold Corp.
July 19, 2005
Page 4

Principal Stockholders, page 32

13. We reiterate the second part of our prior comment 20. We note that Mr. Baker provides the company with office space on a "rent-free, no charge basis." Accordingly, please disclose in the notes to the financial statements as a related party disclosure. Refer to
Item 102 of Regulation S-B in this regard.

General

14. Please update the disclosure throughout the prospectus to the latest date practicable.



Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 Please contact Donald Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters.
Please contact Janice McGuirk at (202) 551-3395 with any other questions.



Sincerely,




John Reynolds

Assistant Director


Cc:  Conrad C. Lysiak, Esq.
        Via fax (509) 747-1770